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Exhibit

Exhibit            Description

99                    Announcement on 2020/06/10: Important Resolutions from UMC’s 2020 Annual General Meeting

Exhibit 99

Important Resolutions from UMC’s 2020 Annual General Meeting

1. Date of the shareholders’ meeting: 2020/06/10

2. Important resolutions (1) profit distribution/deficit compensation:

Approved the Company’s 2019 earnings distribution

The 2019 cash distribution to stockholders totaled NT$9,765 million

10,600,628,397 shares were represented at the time of voting (including 7,955,374,803 shares voted via electronic transmission)

Votes for: 8,991,213,589 votes; 84.82% of the total represented at the time of voting.

Votes against: 9,826,292 votes; 0.09% of the total represented at the time of voting.

Votes invalid: 1,000 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 1,599,587,516 votes; 15.09% of the total represented at the time of voting.

3. Important resolutions (2) amendments of the corporate charter:

Approved to amend the Company’s Articles of Incorporation

10,600,628,397 shares were represented at the time of voting (including 7,955,374,803 shares voted via electronic transmission)

Votes for: 8,998,798,870 votes; 84.89% of the total represented at the time of voting.

Votes against: 1,941,278 votes; 0.02% of the total represented at the time of voting.

Votes invalid: 20,000 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 1,599,868,249 votes; 15.09% of the total represented at the time of voting.

4. Important resolutions (3) business report and financial statements:

Approved the Company's 2019 business report and financial statements

10,600,628,397 shares were represented at the time of voting (including 7,955,374,803 shares voted via electronic transmission)

Votes for: 8,916,175,342 votes; 84.11% of the total represented at the time of voting.

Votes against: 136,208 votes; 0.00% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 1,684,316,847 votes; 15.89% of the total represented at the time of voting.

5. Important resolutions (4) elections of board of directors and supervisors: None

6. Important resolutions (5) other proposals:

1) Approved the issuance of Restricted Stock Awards

10,600,628,397 shares were represented at the time of voting (including 7,955,374,803 shares voted via electronic transmission)

Votes for: 8,802,371,868 votes; 83.04% of the total represented at the time of voting.

Votes against: 198,196,487 votes; 1.87% of the total represented at the time of voting.

Votes invalid: 20,000 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 1,600,040,042 votes; 15.09% of the total represented at the time of voting.

2) Approved the issuance plan of private placement for common shares, preferred shares (including convertible preferred shares), DRs, or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds). The amount of shares is proposed to be no more than 10% of total common shares issued plus the total common shares represented by the above equity-type securities which are fully issued.

10,600,628,397 shares were represented at the time of voting (including 7,955,374,803 shares voted via electronic transmission)

Votes for: 8,773,412,379 votes; 82.76% of the total represented at the time of voting.

Votes against: 220,440,195 votes; 2.08% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 1,606,775,823 votes; 15.16% of the total represented at the time of voting.

7. Any other matters that need to be specified: None